Palo Alto, California 94304-1050 : 650.493.9300 f: 650.493.6811
Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

April 14, 2022

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sergio Chinos, Staff Attorney

Asia Timmons-Pierce, Special Counsel

Re:	AXT, Inc. Amendment No. 4 to Registration Statement on Form S-3 Filed February 4, 2022 File No. 333-258196

Ladies and Gentlemen:

On behalf of our client, AXT, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated March 17, 2022, relating to the above-referenced Registration Statement on Form S-3 (“Amendment No. 4”). We are concurrently submitting via EDGAR this letter and a revised draft of Amendment No. 4 (“Amendment No. 5”). For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of Amendment No. 5 and a copy marked to show all changes from Amendment No. 4.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 4), all page references herein correspond to the pages of Amendment No. 5.

General

1.

Many of our comments are seeking disclosure regarding AXT and its subsidiaries. In some instances you have only provided disclosure for AXT. Please clearly disclose how you will refer to the holding company, and subsidiaries when providing the disclosure throughout the prospectus so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the prospectus cover page and page 5 of the prospectus. The Company previously disclosed that “AXT,” “the Company,” “we,” “our”

austin beijing boston brussels hong kong london los angeles new york palo alto san diego san francisco seattle shanghai washington, dc wilmington, de

Securities and Exchange Commission

April 14, 2022

and “us” refer to AXT, Inc. The Company has refrained from using terms such as “we” or “our” when describing activities or functions of a subsidiary and has revised its disclosure accordingly.

2.	Please ensure that the information in your prospectus is updated. For example, please update your organization chart, on page 7, to reflect the structure as of the most reasonable practicable date.

In response to the Staff’s comment, the Company has updated the information in its prospectus. The Company updated the date of the organization chart on page 7 of the prospectus.

3.	Please revise to update your disclosures regarding the Shanghai Stock Exchange and CSRC approval status.

In response to the Staff’s comment, the Company has updated its disclosures regarding the Shanghai Stock Exchange and the China Securities Regulatory Commission (“CSRC”) approval status.

4.

We note your repeated disclosure that you do not conduct your operations in China through the use of VIEs. Please equally highlight that all of your products are manufactured in the PRC by your PRC subsidiaries and PRC joint ventures.

In response to the Staff’s comment, the Company has highlighted equally that all of its products are manufactured in the People’s Republic of China (the “PRC”) by its PRC subsidiaries and PRC joint ventures.

Cover Page

5.We note your disclosure that you are subject to a number of operational and legal risks associated with your corporate structure, please expand your disclosure to make clear whether these risks can significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

In response to the Staff’s comment, the Company has clarified on the cover page and page 7 of the prospectus that the Company is a Delaware corporation.

6.	Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, discuss the Accelerating HFCAA Senate bill and note that if enacted it would reduce the number of non-inspection years from three years to two, and thus, would reduce the time before

Securities and Exchange Commission

April 14, 2022

your securities may be prohibited from trading or delisted. Further, update your cover page disclosure to reflect that the Commission adopted rules to implement the HFCAA.

In response to the Staff’s comment, the Company has disclosed that BPM LLP (“BPM”), the Company’s independent registered public accounting firm, is not subject to the determinations announced by the Public Company Accounting Oversight Board (the “PCAOB”) on December 16, 2021.

The Company advises the Staff that it has updated the risk factor entitled, “Although the audit report incorporated by reference in this prospectus is prepared by an independent registered public accounting firm that is currently inspected fully by the PCAOB, there is no guarantee that future audit reports will be prepared by an independent registered public accounting firm that is completely inspected by the PCAOB.”

7.	Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether any subsidiary has ever faced difficulties or limitations on its ability to transfer cash between subsidiaries, and whether you have cash management policies that dictate the amount of such funding.

The Company advises the Staff that it has added additional disclosure on the cover page and page 7 of the prospectus.

8.	Please revise to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to accept foreign investments.

The Company advises the Staff that the Company is neither a PRC operating company nor does it conduct its operations in China through the use of variable interest entities. The Company has provided such disclosure on the cover page.

9.	We note your disclosures regarding dividends paid during the nine months ended September 30, 2021 and 2020. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Please update your summary and risk factor disclosure as well.

Securities and Exchange Commission

April 14, 2022

The Company advises the Staff that it has updated its disclosure on the cover page and the summary to refer to the years ended December 31, 2021 and 2020 and the three months ended March 31, 2022.

Prospectus Summary, page 3

10.	Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

The Company advises the Staff that the Company is neither a PRC operating company nor does it conduct its operations in China through the use of variable interest entities. The Company believes that it does not require any permissions or approvals from the CSRC or other PRC government authorities to complete the offering of securities because it is a Delaware corporation with its principal corporate office in Fremont, California and the PRC laws and regulations that govern the listing of securities on a U.S. securities exchange apply to PRC companies. Accordingly, the Company did not consult with its PRC counsel.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

The Company advises the Staff that it has updated the risk factor entitled, “Although the audit report incorporated by reference in this prospectus is prepared by an independent registered public accounting firm that is currently inspected fully by the PCAOB, there is no guarantee that future audit reports will be prepared by an independent registered public accounting firm that is completely inspected by the PCAOB.”

In response to the Staff’s comment, the Company has disclosed that BPM is not subject to the determinations announced by the PCAOB on December 16, 2021.

Securities and Exchange Commission

April 14, 2022

12.	We note your disclosure that your substrate product group generated 79%, 81% and 79% of your consolidated revenue and your raw materials and other product group generated 21%, 19% and 21% for 2020, 2019 and 2018, respectively. Please update your disclosure for 2021.

The Company advises the Staff that it has updated its disclosure for 2021.

13.	We note your summary risk factor disclosure noting that the Chinese government may intervene or influence your operations at any time. Please expand your disclosure to discuss specific limitations or restrictions imposed by the PRC on you based on the industry that you operate in. By way of example, and not limitation, discuss whether there are limitations on moving technology in and out of the PRC and how it will affect your operations. In addition, expand your risk factor section as necessary.

In response to the Staff’s comment, the Company has updated the risk factor titled, “The PRC government may intervene in or influence our PRC operations at any time and the rules and regulations in China can change quickly with little advance notice. The PRC government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock.”

14.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please ensure that you address the foregoing for each of your subsidiaries, including, but not limited to, Tongmei.

In response to the Staff’s comment, the Company has updated it disclosure in the summary.

Securities and Exchange Commission

April 14, 2022

Risks Associated with Our Corporate Structure, page 5

15.	We note your disclosures regarding how cash is transferred within your organization or to investors. Please include risk factor disclosure regarding how cash is transferred within your organization addressing any limitations or restrictions on how cash is transferred within your organization or to investors. Please provide summary risk factor disclosure about the impediments of transferring cash out of China or Hong Kong and that there can be no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer or distribute cash within your organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China or Hong Kong and adversely affect your business. Please update your risk factor section to include a more detailed discussion of these risks.

The Company advises the Staff that it provided disclosure on the cover page regarding its transfer pricing arrangements. The Company also had included the risk factor titled, “Our international operations are exposed to potential adverse tax consequence in China,” which discusses the risks of transfer pricing.

16.	Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also update your risk factor disclosure on page 9.

In response to the Staff’s comment, the Company has updated the risk factor titled, “The PRC government may intervene in or influence our PRC operations at any time and the rules and regulations in China can change quickly with little advance notice. The PRC government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our common stock.”

17.	Please address the risks associated with Tongmei’s CSRC approval and the impact on your operations. Please include a more detailed risk factor in your risk factor section.

Securities and Exchange Commission

April 14, 2022

In response to the Staff’s comment, the Company has updated the risk factor titled, “The terms of the private equity raised in China as a first step toward an IPO on the STAR Market grant each investor a right of redemption if Tongmei fails to achieve its IPO.”

Risk Factor, page 9

18.	We note your response to prior comment 2, and reissue our comment in part. Please expand your risk factor disclosure to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

In response to the Staff’s comment, the Company has expanded its risk factor disclosure.

19.Please add sub-headings here and to your summary section.

In response to the Staff’s comment, the Company has added sub-headings in the risk factor and to its summary section.

The terms of the private equity raised in China as a first step toward an IPO, page 13

20.	We note your disclosure that any redemptions could have a material adverse effect on your business, financial condition and results of operations. Please revise to quantify the potential redemption payment amounts.

In response to the Staff’s comment, the Company has revised its disclosure to quantify the potential redemption payment amounts.

Securities and Exchange Commission

April 14, 2022

Although the audit report incorporated by reference in this prospectus, page 14

21.	Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has disclosed that BPM is not subject to the determinations announced by the PCAOB on December 16, 2021 and updated the risk factor entitled, “Although the audit report incorporated by reference in this prospectus is prepared by an independent registered public accounting firm that is currently inspected fully by the PCAOB, there is no guarantee that future audit reports will be prepared by an independent registered public accounting firm that is completely inspected by the PCAOB.”

*****

Securities and Exchange Commission

April 14, 2022

Please direct any questions regarding the Company’s responses or Amendment No. 5 to me at (650) 849-3240.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Andrew D. Hoffman
Andrew D. Hoffman

cc:	Dr. Morris S. Young, AXT, Inc. Gary L. Fischer, AXT, Inc.